UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carter’s, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-31829	13-3912933
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

Phipps Tower 3438 Peachtree Road NE, Suite 1800, Atlanta, Georgia	30326
(Address of principal executive offices)	(Zip code)

Michael C. Wu Senior Vice President, General Counsel, and Secretary	678-791-1000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, the Conflicts Mineral Report for the calendar year ended December 31, 2014 filed herewith as Exhibit 1.01 is at Carter’s Inc.’s (the “Company”) website: http://www.carters.com, in the Social Responsibility section of the website.

Certain of the Company’s operations contract to manufacture products in which tin, tantalum, tungsten, and/or gold (“Conflict Minerals”) may be necessary to the functionality or production of those products. The Company, as a retailer, does not manufacture any of the products that it sells through its operations.

After exercising reasonable due diligence as required by Rule 13p-1 and Form SD, the Company is unable to determine with certainty whether or not any of the Conflict Minerals necessary to the functionality or production of Covered Products (as defined in the Conflict Minerals Report) are “DRC conflict free” as defined in paragraph (d)(4) of the instructions to Item 1.01. Accordingly, the Company declares itself to be “DRC conflict undeterminable” as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products contracted to be manufactured for the Company. As part of our review, we were unable to determine whether any of the Conflict Minerals identified came from recycled or scrap sources.

This Form SD and the Conflict Minerals Report filed as Exhibit 1.01 contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to the Company’s future performance, including, without limitation, statements with respect to the Company’s anticipated financial results for the second quarter of fiscal 2015 and fiscal year 2015, or any other future period, assessment of the Company’s performance and financial position, and drivers of the Company’s sales and earnings growth. Such statements are based on current expectations only, and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. Factors that could cause actual results to materially differ include the risks of: losing one or more major customers, vendors, or licensees or financial difficulties for one or more of our major customers, vendors, or licensees; the Company’s products not being accepted in the marketplace; changes in consumer preference and fashion trends; negative publicity; the Company failing to protect its intellectual property; incurring costs in connection with cooperating with regulatory investigations and proceedings; the breach of the Company’s consumer databases, systems or processes; deflationary pricing pressures; decreases in the overall level of consumer spending; disruptions resulting from the Company’s dependence on foreign supply sources; foreign currency risks due to the Company’s operations outside of the United States; the Company’s use of a small number of vendors over whom it has little control; the Company’s foreign supply sources not meeting the Company’s quality standards or regulatory requirements; disruptions in the Company’s supply chain, including distribution centers or in-sourcing capabilities or otherwise, and the risk of slow-downs, disruptions or strikes in the event that the new tentative agreement between the Pacific Maritime Association, which represents the operator of the port through which we source substantially all of our products, and the International Longshore and Warehouse Union is not finalized and approved in a timely manner; product recalls; the loss of the Company’s principal product sourcing agent; increased competition in the baby and young children’s apparel market; the Company being unable to identify new retail store locations or negotiate appropriate lease terms for the retail stores; the Company’s failure to successfully manage its eCommerce business; the Company not adequately forecasting demand, which could, among other things, create significant levels of excess inventory; failure to achieve sales growth plans, cost savings, and other assumptions that support the carrying value of the Company’s intangible assets; increased leverage, not being able to repay its indebtedness and being subject to restrictions on operations by the Company’s debt agreements; not attracting and retaining key individuals within the organization; failure to properly manage strategic projects; failure to implement needed upgrades to the Company’s information technology systems; disruptions of distribution functions in its Braselton, Georgia facility; being unsuccessful in expanding into international markets and failing to successfully manage legal, regulatory, political, and economic risks of international operations, including maintaining compliance with worldwide anti-bribery laws; fluctuations in the Company’s tax obligations and effective tax rate; incurring substantial costs as a result of various claims or pending or threatened lawsuits; and the failure to declare future quarterly dividends. Many of these risks are further described in the most recently filed Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission under the headings “Risk Factors” and “Forward-Looking Statements.” The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibits filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Carter’s, Inc.		June 1, 2015

By:	/s/ Michael C. Wu
Name:	Michael C. Wu
Title:	Senior Vice President, General Counsel, and Secretary

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